UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

- 1 -

[INSERT ATTACHED DOCUMENTS HERE]

- 2 -

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

International Hi-Tech Industries Inc. (the "Issuer")
Interim Financial Statements for the period ended September 30, 2004

The Issuer's auditors have not reviewed or been involved in the preparation of these Financial Statements.

- 3 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004DECEMBER 31, 2003 AND 2002

(Unaudited - see Notice to ReaderStated in Canadian Dollars)

(Stated in Canadian Dollars)

- 4 -

[Morgan Company logo]

NOTICE TO READER

We have compiled the consolidated balance sheet of International Hi-Tech Industries Inc. as at September 30, 2004 and the consolidated statements of operations and deficit, and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
November 25, 2004

/s/ Morgan & Company

Chartered Accountants

[deleted telephone number, fax ACPA info logo and address]

- 5 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)
	SEPTEMBER 30	DECEMBER 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$3,622,630	$2,763,972
Receivables	146,225	91,861
Prepaid expenses	249,720	429,035
	4,018,575	3,284,868
Notes Receivable And Accrued Interest (Note 2)	1,632,077	1,618,708
Property, Plant And Equipment (Note 3)	24,426,350	25,054,388
Intangible Assets (Note 4)	2,197,636	2,136,964
	$32,274,638	$32,094,928
LIABILITIES
Current
Accounts payable and accrued liabilities	$418,715	$649,424
Accrued interest payable	219,667	304,795
Deferred revenue	5,000	-
Loans payable (Note 5)	83,500	292,826
Current portion of long term debt (Note 6)	1,683,923	1,582,293
	2,410,805	2,829,338
Redeemable Preferred Shares (Note 8)	533,880	388,306
Deposits Received Related To Joint Venture Option Agreements	12,080,732	12,080,732
Long Term Debt (Note 6)	4,790,831	741,169
Promissory Note Payable (Note 7)	50,500	-
	19,866,748	16,039,545

Contingencies (Note 10)

- 6 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET (Continued)
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)
	SEPTEMBER 30	DECEMBER 31
	2004	2003
SHAREHOLDERS' EQUITY
Share Capital (Note 8)
Authorized:
An unlimited number of common shares without par value
  An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:
  Series 1 - 50,000,000 shares;
  Series 2 - 5,000,000 shares; and
  Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
104,522,429 (of which 13,010,973 shares are held in escrow) at September 30, 2004 and December 31, 2003	$55,656,614	$55,586,614

Contributed Surplus	883,564	305,000
Non-Controlling Interest Deficit Relating To Dividends	(1,439,330)	(1,439,330)
Deficit Accumulated During The Development Stage	(42,692,958)	(38,396,901)
	12,407,890	16,055,383
	$32,274,638	$32,094,928

Approved by the Board of Directors:
/s/ Owen A. Anderson	/s/ Thomas Po
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

- 7 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)
					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		NINE MONTHS ENDED		1990 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003	2004
Expenses
Audit and accounting	$24,075	$24,902			$1,040,077
Corporation and capital taxes	-	-	-	-	536,023
Consulting fees	137,110	89,797	419,633	243,594	2,260,300
Depreciation and amortization	309,802	367,608	924,230	1,065,385	6,526,563
Directors' and officers' fees	22,109	36,000	98,597	114,083	1,151,758
Finders', loan guarantee and commitment fees	104,250	-	105,250	156,085	3,237,465
General expense	97,427	44,180	276,293	196,301	2,648,903
Legal	200,319	10,361	292,745	127,371	5,303,520
Insurance	18,956	18,660	61,427	58,631	449,674
Interest and foreign exchange	89,054	79,520	257,072	889,985	4,998,013
Investor relations	16,470	6,271	28,547	19,173	147,475
Product representation costs	28,878	39,833	106,706	121,759	2,351,528
Telephone, fax and cellular	5,949	4,448	20,781	16,979	613,207
Office rent	25,500	24,226	76,500	63,226	859,390
Promotion and presentation	4,486	8,328	12,084	15,326	318,358
Property taxes	210,949	151,244	229,166	160,793	1,039,363
Repairs and maintenance	17,788	27,105	51,072	60,324	743,817
Travel and business promotion	63,715	68,259	174,709	222,748	3,227,848
Transfer agent and filing fees	15,309	4,408	43,292	32,987	417,431
Stock based compensation	-	-	578,564	-	578,564
Wages and benefits	241,698	133,950	771,101	388,484	4,311,087
	1,633,844	1,139,100	4,632,003	4,025,557	42,760,364
Less: Interest and other income	(25,950)	61,634	335,946	220,617	2,010,211

Loss From Operations	(1,659,794)	(1,077,466)	(4,296,057)	(3,804,940)	(40,750,153)

- 8 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (Continued)
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)
					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		NINE MONTHS ENDED		1990 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003	2004
Loss From Operations	$(1,659,794)	$(1,077,466)	$(4,296,057)	$(3,804,940)	$(40,750,153)
Deferred Project Development Cost Written Down	-	-	-	-	(4,638,737)
Gain On Cancellation Of License Rights	-	154,460	-	154,460	3,661,601
Gain On Termination Of Option	-	-	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	-	-	1,216,580
Legal Settlement	-	-	-	-	(200,000)
Non-Controlling Interest Portion Of (Income) Loss In Subsidiary	-	-	-	-	(375,073)
Net Loss For The Period	$(1,659,794)	$(923,006)	$(4,296,057)	$(3,650,480)	$(40,825,792)
Income (Loss) Per Share, Basic and diluted	(0.02)	$(0.01)	$(0.04)	$(0.04)
Weighted Average Common Shares Outstanding	104,310,472	103,896,477	104,285,203	103,200,619

The accompanying notes are an integral part of these consolidated financial statements

- 9 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)
					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		NINE MONTHS ENDED		1990 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003	2004
Cash Flows From Operating Activities
Net loss for the period	$(1,659,794)	$(923,006)	$(4,296,057)	$(3,650,480)	$(40,825,792)
Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Unrealized exchange adjustment on notes receivable	54,068	-	6,602	-	(183,486)
Accrued interest on notes receivable	6,404	-	58,459	-	477,905
Accrued interest on promissory notes payable	500	-	500	-	500
Amortization of discount on redeemable preferred shares	48,525	-	145,574	-	533,880
Gain on cancellation of license rights	-	-	-	-	(3,661,001)
Gain on issue of treasury shares by subsidiary company	-	-	-	-	(1,216,580)
Shares issued for loan guarantee and commitment fees	-	-	-	-	1,473,998
Non-controlling portion of income (loss) in subsidiary	-	-	-	-	375,073
Write down of deferred project development costs	-	-	-	-	4,638,737
Stock based compensation	-	-	578,564	-	578,564
Depreciation and amortization	309,802	367,608	924,230	1,065,385	6,526,563
(Increase) Decrease in assets
Receivables	(31,166)	44,980	(54,365)	24,280	(146,226)
Prepaid expenses	(1,514)	12,452	179,315	43,865	(249,720)

- 10 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)
					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		NINE MONTHS ENDED		1990 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003	2004
Increase (Decrease) in liabilities
Accounts payable and accrued liabilities	$(2,785)	$(58,747)	$(230,709)	$8,499	$418,715
Accrued interest payable	(86,049)	23,385	(85,128)	39,070	219,667
Preferred share dividend payable	-	(30,822)	-	(53,623)	-
Net Cash Used In Operating Activities	(1,362,009)	(564,150)	(2,773,015)	(2,523,004)	(31,039,203)
Cash Flows From Investing Activities
Acquisition of property, plant and equipment	9,745	(388,843)	(221,192)	(1,676,829)	(29,836,869)
Acquisition of intangible assets	-	-	(135,672)	-	(2,982,636)
Project development costs	-	-	-	(4,235)	(4,638,737)
Notes receivable	12,716	(23,381)	(78,430)	209,893	(1,926,496)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	-	(146,418)
Net Cash Used In Investing Activities	22,461	(412,224)	(435,294)	(1,471,171)	(39,837,930)

- 11 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)
					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		NINE MONTHS ENDED		1990 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003	2004
Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	$70,000	$-	$70,000	$-	$47,925,913
Issuance of preferred shares	-	-	-	-	6,256,703
Dividends paid	-	(14,768)	-	(124,933)	(1,560,392)
Contributed surplus	-	-	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	-	-	(1,417,448)	(2,339,642)
Cash deposits received related to joint venture option agreements	-	-	-	-	15,741,733
Increase in amount due to related parties	-	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	-	(1,848,483)
Repayment in loans payable	(209,326)	-	(209,326)	2,265	83,500
Repayment of advances payable	-	-	-	-	(363,021)
Increase in advances payable	-	-	-	-	363,021
Repayment of long term debt	(109,046)	(97,928)	(348,707)	(376,331)	(3,729,642)
Increase in long term debt	4,500,000	-	4,500,000	-	10,019,771
Proceeds from mortgages payable	-	-	-	-	3,105,160
Repayment of mortgages payable	-	-	-	(1,868,000)	(3,105,160)

- 12 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)
					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		NINE MONTHS ENDED		1990 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003	2004
Increase in promissory note payable	$50,000	$-	$50,000	$-	$$50,000
Increase in project advance payable	-	-	-	-	2,000,000
Repayment of project advance payable	-	-	-	-	(2,000,000)
Increase in deferred revenue	-	(16,350)	5,000	1,824,564	5,000
Net Cash Provided By (Used In) Financing Activities	4,301,628	(129,046)	4,066,967	(1,959,883)	74,499,763
Net Increase (Decrease) In Cash and Cash Equivalents	2,962,080	(1,105,420)	858,658	(5,954,058)	3,622,630
Cash and Cash Equivalents, Beginning Of Period	660,550	5,818,541	2,763,972	10,667,179	-
Cash and Cash Equivalents, End Of Period	$3,622,630	$4,713,121	$3,622,630	$4,713,121	$3,622,630
Supplemental Disclosure Of Cash Flow Information
Interest paid	$25,302	$60,403	$91,350	$870,868	$2,616,760
Taxes paid	$-	$-	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended September 30, 2003, the Company issued 1,239,788 common shares on the conversion of 1,610,114 Series 3 Class B preferred shares.

The accompanying notes are an integral part of these consolidated financial statements

- 13 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
SEPTEMBER 30, 2004
(Stated in Canadian Dollars)

						NON-CONTROLLING
						INTEREST	DEFICIT
	COMMON STOCK		PREFERRED STOCK			DEFICIT	ACCUMULATED
	NUMBER		NUMBER			RELATING	DURING THE
	OF		OF		CONTRIBUTED	TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	STAGE	TOTAL
Balance, January 1, 2001	61,770,591	$33,387,895	4,650,000	$4,726,700	$305,000	$	$(21,702,281)	$16,717,314
Issuance of common stock	2,680,280	2,215,316	-	-	-	-	-	2,215,316
Issuance of preferred stock			2,261,114	2,040,003	-	-	-	2,040,003
Conversion of preferred stock to common stock	558,250	725,000	(725,000)	(725,000)	-	-	-	-
Share subscriptions	-	-	-	142,460	-	-	-	142,460
Preferred share dividends	-	-	-	-	-	-	(611,034)	(611,034)
Net loss	-	-	-	-	-	-	(2,738,762)	(2,738,762)
Balance, December 31, 2001	65,009,121	36,328,211	6,186,114	6,184,163	305,000	-	(25,052,077)	17,765,297
Issuance of common stock	34,500,000	13,726,700	-	-	-	-	-	13,726,700
Conversion of preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	-	(652,460)
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(21,882)	-	(21,882)
Preferred share dividends	-	-	-	-	-	-	(404,162)	(404,162)
Net loss (Restated, Note 14)	-	-	-	-	-	-	(2,285,156)	(2,285,156)
Balance, December 31, 2002 (Restated, Note 14)	102,531,371	53,546,611	2,261,114	2,040,003	305,000	(21,882)	(27,741,395)	28,128,337
Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)
Balance, December 31, 2003	104,272,429	55,586,614	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383
- 14 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
SEPTEMBER 30, 2004
(Stated in Canadian Dollars)

						NON-CONTROLLING
						INTEREST	DEFICIT
	COMMON STOCK		PREFERRED STOCK			DEFICIT	ACCUMULATED
	NUMBER		NUMBER			RELATING	DURING THE
	OF		OF		CONTRIBUTED	TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	STAGE	TOTAL
Balance, December 31, 2003	104,272,429	$55,586,614	-	$-	$305,000	$(1,439,330)	$(38,396,901)	$16,055,383
Issuance of common stock	250,000	70,000	-	-	-	-	-	70,000
Net loss	-	-	-	-	-	-	(4,296,057)	(4,296,057)
Stock based compensation	-	-	-	-	578,564	-	-	578,564
Balance, September 30, 2004	104,522,429	$55,656,614	-	$-	$883,564	$(1,439,330)	$(42,692,958)	$12,407,890

The accompanying notes are an integral part of these consolidated financial statements

- 15 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Ability to Continue as a Going Concern

International Hi-Tech Industries Inc. (the "Company"), a development stage company, is in the business of developing and commercializing a building construction process that uses completely manufactured pre-fabricated panels, outstanding floor panels, wall panels and roof panels.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $40,825,792 which includes a net loss for the current period of $4,296,057. The continuation of the Company is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Company plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Company. Amounts raised will be used to provide financing for the development and commercialization of the Company's business and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might arise from this uncertainty.

- 16 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned), IHI Construction Ltd. (100% owned), IHI Sales Ltd. (100% owned), IHI Developments Ltd. (100% owned), IHI Manufacturing Ltd. (100% owned) and IHI Planning Ltd. (100% owned). All significant intercompany balances and transactions have been eliminated.

During the years ended December 31, 2003 and 2002, prior to a restatement of the Company's operating results, the Company paid dividends to non-controlling shareholders of subsidiaries. As a result of adjustments recorded in the restatement, dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $1,439,330 and $21,882 respectively, at December 31, 2003 and 2002. These amounts were recorded as a reduction to shareholders' equity as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary.

c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

d) Deferred Project Development Costs

The Company deferred architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs.

- 17 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Office furniture and equipment	20%
Computer equipment	30%
Other machinery and equipment	20%
Paving	8%

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost.

f) Intangible Assets

Patent application costs are amortized on a straight-line basis over ten years once a patent is secured.

License rights are amortized on a straight-line basis over ten years.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of property, plant and equipment, intangible assets and deferred project development costs. Impairment losses or write downs to fair value are recorded in the event the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

g) Stock Based Compensation

In January 2004, the Company adopted the amended CICA Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments".

Under the amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

- 18 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

i) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

j) Deposits received related to joint venture option agreements and gain on cancellation of License Rights

Payments related to non-refundable fees and deposits from joint venture option agreements are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined will occur upon the formation of a joint venture and the Company's ability to deliver the technology to exploit the license has been established.

Proceeds from deposits received from memorandums of understanding that have been entered by the Company are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

k) Foreign Currency Translation

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the rate in effect during the applicable accounting period.

- 19 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Foreign Currency Translation (Continued)

The resulting foreign exchange gains and losses are included in income in the current period

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 34,500,000 common shares on the exercise of options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, mortgages payable and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates.

n) Redeemable Preferred Shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares are recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense.

- 20 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

o) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value include property, plant and equipment, real estate and future income taxes.

2. NOTES RECEIVABLE AND ACCRUED INTEREST

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are collateralized by the issuer's license rights to the Company's building technology.

3. PROPERTY, PLANT AND EQUIPMENT

	SEPTEMBER 30			DECEMBER 31
	2004			2003
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE
Land	$3,433,281	$-	$3,433,281	$3,529,281
Paving	53,533	7,211	46,322	42,665
Automotive	152,703	132,355	20,348	23,998
Office furniture and equipment	318,568	263,790	54,778	64,503
Computer equipment	179,678	127,594	52,084	60,839
Other machinery and equipment	8,127,703	5,213,121	2,914,582	3,661,935
Building construction in progress	17,904,955	-	17,904,955	17,671,167
	$30,170,421	$5,744,071	$24,426,350	$25,054,388
- 21 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

3. PROPERTY, PLANT AND EQUIPMENT (Continued)

Other machinery and equipment includes assets acquired under capital lease with an original cost of $3,117,416 (2003 - $3,117,416). Accumulated amortization provided on this other machinery and equipment totalled $2,461,459 (2003 - $1,635,986).

4. INTANGIBLE ASSETS

	SEPTEMBER 30			DECEMBER 31
	2004			2003
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE
Patent application costs	$2,782,636	$620,000	$2,162,636	$2,086,964
License rights	200,000	165,000	35,000	50,000
	$2,982,636	$785,000	$2,197,636	$2,136,964

5. LOANS PAYABLE

	SEPTEMBER 30	DECEMBER 31
	2004	2003
Repayable on demand with interest at 20% per annum	$-	$209,326
Repayable on demand at various interest rates	83,500	83,500
	$83,500	$292,826

6. LONG TERM DEBT

Obligations Under Capital Lease

	SEPTEMBER 30	DECEMBER 31
	2004	2003
Various Lease Obligations
Weighted average interest at 9.47% (2003 - 19.03%), maturing between August 2004 and November 2005, combined monthly lease payments of principal and interest of $9,440	$40,680	$129,472

- 22 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

6. LONG TERM DEBT (Continued)

Other Long Term Obligations

	SEPTEMBER 30	DECEMBER 31
	2004	2003
Mortgage Payable
Interest at 7.00%, maturing September 1, 2007, monthly payments of principal and interest of $34,619. The mortgage is collateralized by the Hopcott Road real estate.	4,500,000	-

Other Mortgages
Weighted average interest at 7.64% (2003 - 7.56%), maturing between April 2005 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by Speen Road real estate.	1,008,066	1,037,708

Other long term financing agreements
Weighted average interest at 10.16% (2003 - 8.94%), maturing between July 2004 and September 2004, combined monthly payments of principal and interest of $75,316. A portion of these amounts are presently under dispute, see Note 9(b) for further details.	926,008	1,156,282
	6,434,074	2,193,990
	6,474,754	2,323,462
Less: Current portion	1,683,923	1,582,293
	$4,790,831	$741,169

7. PROMISSORY NOTE PAYABLE

The promissory note payable is payable on or before August 27, 2006 and accrues interest at 12% per annum.

- 23 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

8. SHARE CAPITAL

Escrow Shares

As at September 30, 2004, included in the Company's issued and outstanding shares, 13,010,973 were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the company and an associate of the president. On January 18, 2000, upon approval by the TSX venture exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

Stock Options

In accordance with the policies of the TSX-V, the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management company employees and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

As at September 30, 2004, the Company had outstanding options as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
5,200,000	$0.20	October 6, 2008

- 24 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

Stock Options (Continued)

A summary of the changes in stock options for the period ended September 30, 2004, is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	-	$-
Granted	5,200,000	0.20
Balance, September 30, 2004	5,200,000	$0.20

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model assuming no dividends were paid, a volatility of the Company's share price of 105%, an annual risk free rate of 3.27% and an expected life of three years.

Share Purchase Warrants

As at September 30, 2004, the Company had outstanding non-transferable share purchase warrants for the purchase of additional common shares as follows:

NUMBER	EXERCISE	EXPIRY
OF SHARES	PRICE	DATE
10,000,000	$0.68	October 21, 2004
2,000,000	$0.50	October 21, 2004
5,000,000	$0.50	October 21, 2004
1,500,000	$0.38	October 21, 2004
5,000,000	$0.38	October 21, 2004
23,500,000

- 25 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

Share Purchase Warrants (Continued)

A summary of the changes in share purchase warrants for the period ended September 30, 2004 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	34,500,000	$0.48
Exercised	(250,000)	(0.28)
Expired	(10,750,000)	(0.34)
Balance, September 30, 2004	23,500,000	$0.54

Class B Preferred Shares of the Subsidiary

The Company s 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.
The redeemable preferred shares are summarized as follows:
	Redemption		Carrying
	Value	Discount	Value
Balance, December 31, 2003	$1,100,000	$(711,694)	$388,306
Amortization of discount	-	145,574	145,574
Balance, September 30, 2004	$1,100,000	$(566,120)	$533,880

- 26 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2004, the Company paid the following:

a) $54,000 (September 30, 2003 - $54,000) for management fees to a company controlled by the family of an officer.

b) $58,500 (September 30, 2003 - $58,500) for rent to a company controlled by a relative of an officer.

  $54,000 (September 30, 2003 - $114,083) for directors and officers fees.

d) $79,310 (September 30, 2003 - $64,254) for consulting services to a company controlled by the family of an officer.

The note payable described in Note 7 is due to a company controlled by a director.

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second Company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company.

IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

- 27 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

10. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

b) On March 26, 2002 the Company commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes. Following a demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Company. The outcome of these matters is not presently determinable.

- 28 -

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited - see Notice to Reader)
(Stated in Canadian Dollars)

10. CONTINGENCIES (Continued)

c) A bankrupt subsidiary of the Company, the Company's president and a company controlled by the family of an officer were involved in litigation which resulted in an award of costs and special costs against the above-noted parties. The Company has provided in the 2003 statement of operations an amount it estimates will be payable by the Company in connection with this matter. The amount of the award is however, not presently determinable. The Company understands that the award could range up to $1,000,000.

d) Gains on certain licence rights cancellations are being disputed by former potential joint venture partners. Management is of the opinion that the settlement of these disputes will not have a significant impact on the Company's financial position.

e) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

11. SUBSEQUENT

Subsequent to September 30, 2004, the Company issued 2,652,632 common shares to a related party as consideration for a mortgage guarantee.

- 29 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

MANAGEMENT DISCUSSION & ANALYSIS
FOR THIRD QUARTER ENDED
SEPTEMBER 30, 2004

November 29, 2004

- 30 -

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a license agreement which terminates on March 16, 2092 (the "Canadian License Agreement"). The international rights to the Technology are held by IHI International pursuant to a license agreement which terminates on October 4, 2093 (the "International License Agreement").

During the third quarter ended September 30, 2004, the Corporation has maintained its focus and commitment to complete the installation of automated welding and cutting systems at the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Facility").

The Corporation has continued to demonstrate the attractiveness of its Technology and its export-oriented business. The Corporation has recorded as Deposits Received Related to Joint Venture Option Agreements, non-refundable fees and deposits generated pursuant to memorandums of understanding entered into with potential joint venture partners in the amount of $12,080,732 as at September 30, 2004.

Management is committed to enhancing the financial return on the Corporation's $32.3 million of assets, primarily invested in the Facility. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

Manufacturing Facility

The building for the Facility is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC Robotics Canada Ltd. ("FANUC"), which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of July, 2005. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by FANUC. See "Legal Proceedings" below.

The Corporation is not ready for production at full capacity rates.

- 31 -

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

Results of Operations

The Corporation had a net loss of $4,296,057 for the nine months ended September 30, 2004, as compared to a net loss of $3,650,480 for the nine months ended September 30, 2003.

As at the end the third quarter ended September 30, 2004, the Corporation had retained 28 interim license agreements that call for the establishment of up to 30 Hi-Tech Factories.

During the third quarter ended September 30, 2004, there was no gain recorded on cancellation of license rights.

Depreciation and amortization expenses decreased from $367,608 for the third quarter ended September 30, 2003 to $309,802 for the third quarter ended September 30, 2004. Depreciation and amortization is a non-cash charge.

Total assets decreased from $38,747,468 at September 30, 2003 to $32,274,638 at September 30, 2004.

Summary of Quarterly Results

The selected quarterly information below for the eight quarters ended September 30, 2004 are taken from our financial statements. The statements for the quarter ended September 30, 2004 have been prepared according to Canadian GAAP.

All financial data presented below is in Canadian dollars.

- 32 -

The following table sets forth selected consolidated financial information with respect to the Corporation for the eight quarters ended September 30, 2004:
	December 2002 $	March 2003 $	June 2003 $	September 2003 $	December 2003 $	March 2004 $	June 2004 $	September 2004 $
Total Revenue	2,465,972	85,425	73,588	61,634	66,295	144,107	217,789	(25,950)
Income (Loss) Before Extraordinary Items	1,245,748	(1,411,974)	(1,315,500)	(1,077,466)	(2,241,356)	(1,056,892)	(1,579,371)	(1,659,794)
Income (Loss) Before Extraordinary Items Per Share	(0.03)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)
Net Income (Loss)	416,166	(1,411,974)	(1,315,500)	(923,006)	(6,880,093)	(1,056,892)	(1,579,371)	(1,659,794)

Capital Requirements, Resources and Liquidity

The Corporation's cash balance at September 30, 2004 was $3,622,630 (September 30, 2003 - $4,713,121), a decrease of $1,090,491 from September 30, 2003. As at September 30, 2004, the Corporation had working capital of $1,607,770 (compared to working capital in the third quarter of 2003 of $4,250,608).

The Corporation in the third quarter of 2004 spent $9,754 on the acquisition of property, plant and equipment which included assets acquired under capital lease (in the third quarter of 2003 - $(388,843) and in the third quarter of 2002 - $nil) together with $nil in the acquisition of intangible assets (in the third quarter of 2003 - $nil and in the third quarter of 2002 - $21,798).

With respect to financing activities during the third quarter ended September 30, 2004, the Corporation did not receive any cash as deposits related to interim agreements or MOUs.

During the third quarter of 2004, the Corporation repaid loans of $209,326 and long term debt of $109,046.

Of the long-term assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda Consult's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

- 33 -

The notes have been outstanding since 1998. At the time the Corporation issued the notes, the Corporation agreed with Veda Consult not to demand repayment until the Facility, had achieved its full production capability. Achieving such a capability was needed to allow the Corporation to manufacture a factory for the intended joint venture to be established in Luxembourg. The delay in payment of the notes has occurred as a result of the unexpected delays experienced in completing the Facility (see "Legal Proceedings"). Veda Consult has remained ready to proceed with a joint venture factory including settling the outstanding notes.

Veda Consult is considered by the Corporation to have complied with the terms of its MOU including having made all payments when due. Veda Consult has issued promissory notes as payment of certain of its obligations under the MOU; however, those notes are due on demand and no demand has been made - see the comments above. Accordingly, Veda Consult is not in default under its MOU with respect to payments.

As at September 30, 2004, the Facility, including the property, plan and equipment, had a depreciated net book value of approximately $24.4 million.

The Corporation must quickly secure working capital financing. The Corporation is exploring a number of funding sources. It is expected that the Corporation will need to grant a further mortgage (security interest) over the Facility to secure a source of funding. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing other external sources of financing, the speed with which the Corporation will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

The following are the only transactions that occurred during the nine month period ended September 30, 2004 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  The Corporation has entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants Ltd. ("RAR Consultants") and Garmeco Canada - Int'l Consulting Engineers Ltd. ("Garmeco Canada") have agreed to assist the Corporation by providing detailed engineering designs for the projects that the Corporation undertakes. The Corporation has agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

  During the nine month period ended September 30, 2004, the Corporation paid $54,000 to RAR Consultants, a company controlled by Mr. Rached's family;

- 34 -

  During the nine month period ended September 30, 2004, the Corporation paid $58,500 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the nine month period ended September 30, 2004, the Corporation paid $54,000 for directors and officers fees;

  During the nine month period ended September 30, 2004, the Corporation paid $79,310 for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

  On June 9, 2004, the Corporation granted, pursuant to its Share Option Plan, 5,200,000 options to purchase Common Shares indirectly to an officer of the Corporation at a price of $0.20 per share expiring October 6, 2008;

  On August 10, 2004, the Corporation entered into a Guarantee Agreement with Dr. Rene Abi-Rached with respect to a first mortgage financing over the Corporation's Hopcott Road property and agreed to issue 2,652,632 common shares of the Corporation to Dr. Rene Abi-Rached in consideration of his personal guarantee of the mortgage, which shares were issued subsequent to the end of the quarter; and

  A subsidiary of the Corporation delivered a promissory note for $50,000 due August 27, 2006 with interest at 12% per annum, to a company controlled by a director of the Corporation, in consideration of a loan for $50,000.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies since June 30, 2004 and the Corporation is not expecting to adopt any accounting policies.

Financial Instruments and Other Instruments

There are no financial instruments and other instruments that the Corporation uses.

Forward-Looking Statements

All statements other than statements of historical fact in this Management Discussion and Analysis are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans, and objectives of or involving the Corporation. Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

- 35 -

There are no assurances that the plans, intentions, or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, which if different could cause results to differ materially from those expressed in the forward-looking statement. Some of the factors which could affect results include, without limitation, potential joint venturers failing to perform pursuant to MOUs, ability to achieve commercial production, net losses in each of the years of operation to date, requirements for additional financing, competition from established or new competitors, and current or future governmental regulations. Additional information on these and other factors is included in the Corporation's 2003 Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Legal Proceedings

Fanuc

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding. The within proceedings are scheduled for trial commencing January 10, 2005. The Honourable Madam Justice Ballance has been appointed as the trial judge in the within matter, and the initial Case Management Conference was held on March 24, 2004.

Genesee

The Corporation is aware of two actions currently pending before the British Columbia Courts in which the plaintiffs' claim relate to conversion of shares in Canadian Hi-Tech into shares of the Corporation and alternative claims for damages. The Corporation has not been named in either action. The Corporation understands that the value of those claims is approximately $1.7 million.

- 36 -

Judgment was rendered in the Genesee Enterprises Ltd. v. Abou-Rached et al, S.C.B.C., Vancouver Registry, Action No. A963616 (the "Genesee Action") in January, 2001. The Genesee Action is an action for conversion of Canadian Hi-Tech shares into shares of the Corporation or, alternatively, for damages against the defendants Roger Rached and RAR Investments. Canadian Hi-Tech, a subsidiary of the Corporation, was named a defendant in the action. The Corporation was not named as a defendant. The claims against Canadian Hi-Tech were dismissed. Roger Rached and RAR Investments were ordered to pay Genesee damages in the amount of $982,746.94 plus interest pursuant to the Court Order Interest Act (British Columbia). Genesee has appealed the judgment and this appeal includes an appeal of the dismissal of the claims against Canadian Hi-Tech. Roger Rached and RAR Investments have also appealed the judgment of Madam Justice Levine. The hearing of the appeal has not been set.

On August 8, 2001, Madame Justice Levine pronounced supplemental reasons for judgement on the issue of costs. At that time, the judge made several orders relating to costs, including an award of special costs in favour of the plaintiff and the defendants by counterclaim as against Canadian Hi-Tech, Mr. Roger Rached, and RAR Investments. The amount of the special costs has not been determined, though the Corporation understands that the amount of such special costs could range between $500,000 and $1,000,000.

On October 1, 2001, Mr. Roger Rached, RAR Investments and Canadian Hi-Tech filed notices of intention to make a proposal ("NOI") pursuant to the provisions of the Bankruptcy and Insolvency Act. Roger Rached, RAR Investments and Canadian Hi-Tech made proposals to their respective creditors.

The proposal of Canadian Hi-Tech was not approved by its creditors as a result of a vote of 49.45% in value in favour of accepting the proposal and Canadian Hi-Tech is now bankrupt. For a proposal to be accepted by unsecured creditors, a majority in number and two thirds in value of unsecured creditors of each class must vote in favour of the proposal. Appeals are pending with respect to the measurement of the votes cast for the approval of the proposal.

On January 7, 2002, Mr. Roger Rached and RAR Investments filed proposals, and, on January 28, 2002, these proposals were accepted by their creditors by the wide margins of 86% in favour of accepting the proposal of RAR Investments and 88% in favour of accepting the proposal of Mr. Roger Rached. The proposals of Mr. Roger Rached and RAR Investments were approved by the British Columbia Supreme Court and an appeal is pending.

de Grasse

The Corporation has brought a claim for damages against Jean de Grasse and Robert de Grasse for breach of fiduciary duty and conspiracy. The action was commenced on October 7, 1999.

- 37 -

MOUs

On August 9, 2002, the Corporation announced that it, together with IHI International, exercised their respective rights to cancel, suspend or extend certain "MOUs" and related licenses to use the Corporation's building technology. The affected MOUs involve potential joint venture partners who have allegedly failed to satisfy their financial and other commitments to the Corporation and IHI International.

Cancellation of certain MOUs had been previously disputed by the former potential joint venture partners, however none of the parties thereto have pursued the disputes.

The Saudi Arabian company that had signed three MOUs with IHI International is in material default of the MOUs, and IHI International is in a position to terminate the MOUs and grant the territory of Saudi Arabia to other parties.

Additional Disclosure for Venture Issuers without Significant Revenue

The following table sets forth selected consolidated financial information with respect to the Corporation for the nine month period ended September 30, 2004
	September 30, 2004 $	September 30, 2003 $
Deferred Development Costs	-	-
General and Administration Expenses	3,450,701	2,070,187
Interest and Foreign Exchange	257,072	889,985
Depreciation and Amortization	924,230	1,065,385

Disclosure of Outstanding Share Data

To date, the Corporation's issued and outstanding share capital is 107,175,065. The Corporation currently has outstanding options to purchase 5,200,000 common shares of the Corporation.

Additional Information

Additional information relating to the Corporation, including the Corporation's Annual Report on Form 20-F, may be found on SEDAR at www.sedar.com. The Corporation's Annual Report on Form 20-F may also be found on EDGAR at www.sec.gov/edgar.shtml.

- 38 -

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Dr. Owen A. Anderson, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the "issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated as of November 29, 2004.

/s/ Dr. Owen A. Anderson
Dr. Owen A. Anderson
Chief Financial Officer

- 39 -

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Roger A. Rached, Chief Executive Officer and President, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the "issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated as of November 29, 2004.

/s/ Roger A. Rached
Roger A. Rached
Chief Executive Officer and President

- 40 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: November 30, 2004

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO

- 41 -